ACREX VENTURES LTD.

Suite 1400 – 570 Granville Street, Vancouver, B.C.  V6C 3P1

Tel:  (604) 618-1758     Fax:  (604) 687-4212

News Release

Wednesday, May 17, 2006, Vancouver, B.C.

Symbol“AKV”: TSX Venture Exchange

SEC Form 20F Registration CIK:  1194506

Symbol “AXVEF”: OTC Bulletin Board

ACREX CLOSES $705,000 UNIT PRIVATE PLACEMENT

Acrex Ventures Ltd. (“Acrex”) has closed a private placement of 3,000,000 Units at $0.235 per Unit for proceeds of $705,000.  Each Unit consists of 1 share of the Company and one 1-year warrant entitling the purchase of another share for $0.30.

Placees included Sprott Asset Management Inc., the buyer of 2,000,000 Units on behalf of various clients, and four Directors of Acrex who each purchased 50,000 Units.

The shares - and any shares issued pursuant to the exercise of the warrants - are subject to a 4-month hold period expiring September 1, 2006.

FOR FURTHER INFORMATION PLEASE CONTACT:

Investor Relations -

Tel:   604-618-1758

e-mail:    info@acrexventures.com

Fax:  604-687-4212

website:  www.acrexventures.com

ACREX VENTURES LTD.

Per:

T.J. Malcolm Powell,

President

The TSX Venture Exchange does not accept responsibility for the adequacy or accuracy of this Release.